No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF October 2012

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On October 29, 2012, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal second quarter ended September 30, 2012.

Exhibit 2:

Honda Motor Co., Ltd. revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2013 that were announced on April 27, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: November 8, 2012

October 29, 2012

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER ENDED SEPTEMBER 30, 2012

Tokyo, October 29, 2012 – Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter ended September 30, 2012.

Second Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal second quarter ended September 30, 2012 totaled JPY 82.2 billion (USD 1,060 million), an increase of 36.1% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 45.63 (USD 0.59), an increase of JPY 12.10 (USD 0.16) from JPY 33.53 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,271.2 billion (USD 29,269 million), an increase of 20.4% from the same period last year, due primarily to increased revenue in automobile business operation as the production has recovered from the impacts of the Great East Japan Earthquake, despite unfavorable foreign currency translation effects.

Consolidated operating income for the quarter amounted to JPY 100.8 billion (USD 1,300 million), an increase of 92.1% from the same period last year, due primarily to an increase in sales volume and model mix and cost reduction, despite increased SG&A expenses and R&D expenses and unfavorable foreign currency effects.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 106.2 billion (USD 1,369 million), an increase of 38.8% from the same period last year.

Equity in income of affiliates amounted to JPY 27.4 billion (USD 354 million) for the quarter, an increase of 76.7% from the corresponding period last year.

Business Segment

Motorcycle Business

For the three months ended September 30, 2011 and 2012

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Sep. 30, 2011	Three months ended Sep. 30, 2012	Change	%	Three months ended Sep. 30, 2011	Three months ended Sep. 30, 2012	Change	%
Motorcycle business	3,811	3,879	68	1.8	2,187	2,377	190	8.7
Japan	63	57	-6	-9.5	63	57	-6	-9.5
North America	53	60	7	13.2	53	60	7	13.2
Europe	47	38	-9	-19.1	47	38	-9	-19.1
Asia	3,102	3,235	133	4.3	1,478	1,733	255	17.3
Other Regions	546	489	-57	-10.4	546	489	-57	-10.4

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal second quarter by business segment, in motorcycle business operation, revenue from sales to external customers decreased 13.3%, to JPY 309.7 billion (USD 3,991 million) from the same period last year, due mainly to unfavorable foreign currency translation effects, despite of the increase of the consolidated unit sales. Operating income totaled JPY 25.4 billion (USD 327 million), a decrease of 34.8% from the same period last year, due primarily to decrease of the sales of the exported parts for production from Japan to overseas and unfavorable foreign currency effects, despite decreased SG&A expenses.

Automobile Business

For the three months ended September 30, 2011 and 2012

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Sep. 30, 2011	Three months ended Sep. 30, 2012	Change	%	Three months ended Sep. 30, 2011	Three months ended Sep. 30, 2012	Change	%
Automobile business	678	996	318	46.9	571	816	245	42.9
Japan	133	169	36	27.1	131	168	37	28.2
North America	269	404	135	50.2	269	404	135	50.2
Europe	40	44	4	10.0	40	44	4	10.0
Asia	190	301	111	58.4	85	122	37	43.5
Other Regions	46	78	32	69.6	46	78	32	69.6

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

In automobile business operation, revenue from sales to external customers increased 32.5%, to JPY 1,766.2 billion (USD 22,760 million) from the same period last year due mainly to an increase in consolidated unit sales, despite unfavorable foreign currency translation effects. Operating income totaled JPY 37.1 billion (USD 479 million), an increase of JPY 66.2 billion (USD 854 million) from the same period last year, due primarily to an increase in sales volume and model mix and cost reduction, despite increased SG&A expenses and R&D expenses, and unfavorable foreign currency effects.

Financial Services Business

Revenue from customers in the financial services business increased 3.1%, to JPY 130.4 billion (USD 1,680 million) from the same period last year. Operating income decreased 10.6% to JPY 38.2 billion (USD 493 million) from the same period last year due mainly to increase of gross residual losses on leased vehicles.

Power Product and Other Businesses

For the three months ended September 30, 2011 and 2012

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Three months ended Sep. 30, 2011	Three months ended Sep. 30, 2012	Change	%
Power product business	1,276	1,288	12	0.9
Japan	115	88	-27	-23.5
North America	437	436	-1	-0.2
Europe	200	150	-50	-25.0
Asia	390	462	72	18.5
Other Regions	134	152	18	13.4

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended September 30, 2011 and for the three months ended September 30, 2012, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses decreased 5.9%, to JPY 64.9 billion (USD 837 million) from the same period last year, due mainly to decreased revenue in other businesses and the unfavorable foreign currency translation effects, despite increase in consolidated unit sales of power products.

Operating income increased by JPY 167 million (USD 2 million) to JPY 53 million (USD 1 million) from the same period last year due mainly to an increase in sales volume and model mix of power product, despite increased SG&A expenses and unfavorable foreign currency effects.

Geographical Information

With respect to Honda’s sales for the fiscal second quarter by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 925.0 billion (USD 11,921 million), an increase of 14.9% from the same period last year due mainly to increased revenue in the automobile business operation, despite decreased revenue in the motorcycle operation. Operating income totaled JPY 30.0 billion (USD 387 million), an increase of JPY 65.3 billion (USD 842 million) from the same period last year due mainly to an increase in sales volume and model mix, despite increased R&D expenses.

In North America, revenue increased by 32.8%, to JPY 1,054.7 billion (USD 13,592 million) from the same period last year due mainly to increased revenue in the automobile business operation. Operating income totaled JPY 26.7 billion (USD 345 million), a decrease of 43.9% from the same period last year due mainly to increased SG&A expenses, despite an increase in sales volume and model mix.

In Europe, revenue stayed the same level at JPY 144.5 billion (USD 1,863 million) from the same period last year due to unfavorable foreign currency translation effects, despite increased revenue in the automobile business operation. Honda reported an operating loss of JPY 8.7 billion (USD 112 million), a JPY 4.6 billion (USD 60 million) deterioration from the same period last year mainly due to increased SG&A expenses and unfavorable foreign currency effects, despite an increase in sales volume and model mix.

In Asia, revenue increased by 32.3%, to JPY 539.4 billion (USD 6,952 million) from the same period last year mainly due to increased revenue in the automobile and motorcycle business operations, despite unfavorable foreign currency translation effects. Operating income increased by 66.5%, to JPY 36.4 billion (USD 469 million) from the same period last year due mainly to an increase in sales volume and model mix, despite unfavorable foreign currency effects.

In Other regions including South America, the Middle East, Africa and Oceania, revenue decreased by 6.0%, to JPY 229.6 billion (USD 2,960 billion) from the same period last year mainly due to decreased revenue in the motorcycle business operation and unfavorable foreign currency translation effects, despite increased revenue in automobile business operation. Operating income totaled JPY 10.5 billion (USD 136 million), a decrease of 54.3% from the same period last year mainly due to increased SG&A expenses and unfavorable foreign currency effects, despite an increase in sales volume and model mix.

Explanatory note

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 77.60=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 30, 2012.

First Half Year Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal first half year ended September 30, 2012 totaled JPY 213.9 billion, an increase of 132.0% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal first half amounted to JPY 118.71, an increase of JPY 67.54 from JPY 51.17 for the corresponding period last year.

Consolidated net sales and other operating revenue for the period amounted to JPY 4,707.1 billion, an increase of 30.7% from the same period last year, due primarily to increased revenue in automobile business operation as the production has recovered from the impacts of the Great East Japan Earthquake, despite unfavorable foreign currency translation effects.

Consolidated operating income for the period amounted to JPY 276.8 billion, an increase of 268.7% from the same period last year, due primarily to an increase in sales volume and model mix and cost reduction, despite increased SG&A expenses and R&D expenses, and unfavorable foreign currency effects.

Consolidated income before income taxes and equity in income of affiliates for the period totaled JPY 301.0 billion, an increase of 184.4% from the same period last year.

Equity in income of affiliates amounted to JPY 48.2 billion for the period, an increase of 9.1% from the corresponding period last year.

Business Segment

Motorcycle Business

For the six months ended September 30, 2011 and 2012

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Six months ended Sep. 30, 2011	Six months ended Sep. 30, 2012	Change	%	Six months ended Sep. 30, 2011	Six months ended Sep. 30, 2012	Change	%

Motorcycle business	7,288	7,790	502	6.9	4,136	4,743	607	14.7
Japan	115	116	1	0.9	115	116	1	0.9
North America	99	119	20	20.2	99	119	20	20.2
Europe	109	98	-11	-10.1	109	98	-11	-10.1
Asia	5,980	6,520	540	9.0	2,828	3,473	645	22.8
Other Regions	985	937	-48	-4.9	985	937	-48	-4.9

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal first half by business segment, in motorcycle business operation, revenue from sales to external customers decreased 4.6%, to JPY 656.3 billion from the same period last year, due mainly to unfavorable foreign currency translation effects, despite increased consolidated unit sales. Operating income totaled JPY 62.2 billion, a decrease of 25.8% from the same period last year, due primarily to unfavorable foreign currency effects, despite increase in sales volume and model mix.

Automobile Business

For the six months ended September 30, 2011 and 2012

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Six months ended Sep. 30, 2011	Six months ended Sep. 30, 2012	Change	%	Six months ended Sep. 30, 2011	Six months ended Sep. 30, 2012	Change	%

Automobile business	1,303	1,995	692	53.1	1,029	1,665	636	61.8
Japan	225	354	129	57.3	222	351	129	58.1
North America	494	854	360	72.9	494	854	360	72.9
Europe	75	83	8	10.7	75	83	8	10.7
Asia	406	563	157	38.7	135	236	101	74.8
Other Regions	103	141	38	36.9	103	141	38	36.9

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

In automobile business operation, revenue from sales to external customers increased 45.7%, to JPY 3,656.7 billion from the same period last year due mainly to an increase in consolidated unit sales, despite unfavorable foreign currency translation effects. Operating income totaled JPY 137.7 billion, an increase of JPY 243.1 billion from the same period last year, due primarily to an increase in sales volume and model mix and cost reduction, despite increased SG&A expenses and R&D expenses and unfavorable foreign currency effects.

Financial Services Business

Revenue from customers in the financial services business decreased 0.2%, to JPY 261.6 billion from the same period last year due mainly to the unfavorable foreign currency translation effects. Operating income decreased 18.0% to JPY 79.1 billion from the same period last year due mainly to increase in gross residual losses of leased vehicles, increased cost of credit risk and unfavorable foreign currency translation effects.

Power Product and Other Businesses

For the six months ended September 30, 2011 and 2012

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Six months ended Sep. 30, 2011	Six months ended Sep. 30, 2012	Change	%
Power product business	2,788	2,913	125	4.5
Japan	235	170	-65	-27.7
North America	1,014	1,194	180	17.8
Europe	507	386	-121	-23.9
Asia	789	883	94	11.9
Other Regions	243	280	37	15.2

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the six months ended September 30, 2011 and for the six months ended September 30, 2012, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses decreased 5.7%, to JPY 132.4 billion from the same period last year, due mainly to decreased revenue in other businesses and the unfavorable foreign currency translation effects, despite increase in consolidated unit sales of power products. Honda reported an operating loss of JPY 2.2 billion, a decrease of JPY 2.3 billion from the same period last year due mainly to increased SG&A expenses and unfavorable foreign currency effects.

Geographical Information

With respect to Honda’s sales for the fiscal first half by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 1,931.7 billion, an increase of 35.0% from the same period last year due mainly to increased revenue in the automobile business operation. Operating income totaled JPY 91.0 billion, an increase of JPY 172.2 billion from the same period last year due mainly to an increase in sales volume and model mix and cost reduction, despite increased SG&A expenses and R&D expenses.

In North America, revenue increased by 48.5%, to JPY 2,269.4 billion from the same period last year due mainly to increased revenue in the automobile business operation. Operating income totaled JPY 108.9 billion, an increase of 64.6% from the same period last year due mainly to an increase in sales volume and model mix and cost reduction, despite increased SG&A expenses and unfavorable foreign currency effects.

In Europe, revenue decreased by 1.0%, to JPY 292.4 billion from the same period last year mainly due to unfavorable foreign currency translation effects, despite increased revenue in automobile business operation. Honda reported an operating loss of JPY 16.3 billion, a JPY 6.2 billion deterioration from the same period last year mainly due to increased SG&A expenses and unfavorable foreign currency effects, despite an increase in sales volume and model mix.

In Asia, revenue increased by 34.7%, to JPY 1,052.2 billion from the same period last year mainly due to increased revenue in the automobile and motorcycle business operations, despite unfavorable foreign currency translation effects. Operating income increased by 45.1%, to JPY 68.1 billion from the same period last year due mainly to an increase in sales volume and model mix and cost reduction, despite increased SG&A expenses and unfavorable foreign currency effects.

In Other regions including South America, the Middle East, Africa and Oceania, revenue decreased by 5.1%, to JPY 450.0 billion from the same period last year mainly due to decreased revenue in the motorcycle business operation and unfavorable foreign currency translation effects, despite increased revenue in automobile business operations. Operating income totaled JPY 22.8 billion, a decrease of 41.2% from the same period last year mainly due to increased SG&A expenses and unfavorable foreign currency effects, despite an increase in sales volume and model mix.

Consolidated Statements of Balance Sheets for the Fiscal First Half Ended September 30, 2012

Total assets decreased by JPY 333.1 billion, to JPY 11,447.5 billion from March 31, 2012, mainly due to a decrease in cash and cash equivalents and unfavorable foreign currency translation effects, despite increases in fixed assets, property on operating leases and inventory. Total liabilities decreased by JPY 331.5 billion, to JPY 6,920.8 billion from March 31, 2012, mainly due to a decrease in trade accounts payable and foreign currency translation effects. Total equity decreased by JPY 1.6 billion, to JPY 4,526.6 billion from March 31, 2012 due mainly to unfavorable foreign currency translation effects, despite increased net income.

Consolidated Statements of Cash Flow for the Fiscal First Half

Consolidated cash and cash equivalents on September 30, 2012 decreased by JPY 265.8 billion from March 31, 2012, to JPY 981.3 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 309.8 billion of cash inflows for the fiscal first half ended September 30, 2012. Cash inflows from operating activities decreased by JPY 183.8 billion compared with same period of the previous fiscal year due mainly to increased payments for parts and raw materials caused by an increase in automobile production, despite an increase in cash received from customers primarily led by increased unit sales in the automobile business.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 551.0 billion of cash outflows. Cash outflows from investing activities increased by JPY 272.4 billion compared with the same period of the previous fiscal year, due mainly to an increase in capital expenditures, an increase in purchases of operating lease assets and acquisitions of finance subsidiaries-receivables.

Cash flow from financing activities

Net cash provided by financing activities amounted to JPY 22.7 billion of cash inflows. Cash inflows from financing activities increased by JPY 147.4 billion compared with the same period of the previous fiscal year, due mainly to an increase in proceeds from long-term debt, despite increase in redemption of corporate debt securities.

Forecasts for the Fiscal Year Ending March 31, 2013

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2013, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2013

	Yen (billions)	Changes from FY 2012
Net sales and other operating revenue	9,800	+23.3%
Operating income	520	+124.8%
Income before income taxes and equity in income of affiliates	540	+109.8%
Net income attributable to Honda Motor Co., Ltd.	375	+77.3%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	208.07

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 80 and JPY 103, respectively, for the full year ending March 31, 2013.

The reasons for the increases or decreases for forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2013 from the corresponding period last year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	382.8
Cost reduction, the effect of raw material cost fluctuations, etc.	167.0
SG&A expenses, excluding currency effect	-181.0
R&D expenses	-35.2
Currency effect	-45.0

Operating income compared with fiscal year 2012	288.6

Fair value of derivative instruments	9.0
Others	-15.0

Income before income taxes and equity in income of affiliates compared with fiscal year 2012	282.5

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on October 29, 2012, resolved to make the quarterly dividend JPY 19 per share of common stock, the record date of which is September 30, 2012. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2013, is JPY 76 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Other Information

1. Accounting policies specifically applied for quarterly consolidated financial statements

(a) Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the fiscal six months ended September 30, 2012. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

2. Changes in accounting policy

(a) Adoption of New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05 “Presentation of Comprehensive Income”, which amends the FASB Accounting Standards Codification (ASC) 220 “Comprehensive Income”. This amendment requires reporting entities to report other comprehensive income as components of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and is effective retrospectively.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, which defers the effective date of pending amendments to current accounting guidance prescribed in ASU 2011-05.

Honda adopted ASU 2011-05 as amended by ASU 2011-12, effective April 1, 2012, and discloses consolidated statements of comprehensive income as two separate but consecutive statements.

(b) Change in depreciation method

Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. In recent years, because sales of global strategic product models are increasing, Honda has been enhancing its production systems and the versatility of production equipment to have better flexibility to meet changes in global customer demand. Further, Honda has resumed more normalized capital expenditures which Honda had previously held down due to financial crisis beginning in the fiscal year ended March 31, 2009. Effective April 1, 2012, Honda changed to the straight line method of depreciation because management believes it better reflects the future economic benefit from the usage of property, plant and equipment under this more flexible and versatile production arrangement. The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the six months and three months ended September 30, 2012 decreased by approximately JPY 21,471 million and JPY 11,332 million, respectively. Net income attributable to Honda Motor Co., Ltd. and Basic net income attributable to Honda Motor Co., Ltd. per common share for the six months and three months ended September 30, 2012 increased by approximately JPY 13,716 million and JPY 7.61, JPY 7,286 million and JPY 4.04, respectively.

Consolidated Financial Summary

For the three months and six months ended September 30, 2011 and 2012

Financial Highlights

	Yen (millions)
	Three months ended Sep. 30, 2011 Unaudited	Three months ended Sep. 30, 2012 Unaudited	Six months ended Sep. 30, 2011 unaudited	Six months ended Sep. 30, 2012 Unaudited
Net sales and other operating revenue	1,885,892	2,271,286	3,600,488	4,707,195
Operating income	52,511	100,867	75,090	276,880
Income before income taxes and equity in income of affiliates	76,555	106,260	105,854	301,040
Net income attributable to Honda Motor Co., Ltd.	60,429	82,233	92,226	213,956

	Yen
Basic net income attributable to Honda Motor Co., Ltd per common share	33.53	45.63	51.17	118.71

	U.S. Dollar (millions)
		Three months ended Sep. 30, 2012 Unaudited		Six months ended Sep. 30, 2012 Unaudited
Net sales and other operating revenue		29,269		60,660
Operating income		1,300		3,568
Income before income taxes and equity in income of affiliates		1,369		3,879
Net income attributable to Honda Motor Co., Ltd.		1,060		2,757

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd per common share		0.59		1.53

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2012 audited	Sep. 30, 2012 unaudited
Assets
Current assets:
Cash and cash equivalents	1,247,113	981,309
Trade accounts and notes receivable	812,155	774,265
Finance subsidiaries-receivables, net	1,081,721	1,049,450
Inventories	1,035,779	1,080,940
Deferred income taxes	188,755	196,661
Other current assets	373,563	316,450

Total current assets	4,739,086	4,399,075

Finance subsidiaries-receivables, net	2,364,393	2,319,902

Investments and advances:
Investments in and advances to affiliates	434,744	461,596
Other, including marketable equity securities	188,863	162,289

Total investments and advances	623,607	623,885

Property on operating leases:
Vehicles	1,773,375	1,794,052
Less accumulated depreciation	300,618	301,439

Net property on operating leases	1,472,757	1,492,613

Property, plant and equipment, at cost:
Land	488,265	488,440
Buildings	1,492,823	1,539,947
Machinery and equipment	3,300,727	3,309,321
Construction in progress	191,107	193,494

	5,472,922	5,531,202
Less accumulated depreciation and amortization	3,499,464	3,490,868

Net property, plant and equipment	1,973,458	2,040,334

Other assets	607,458	571,778

Total assets	11,780,759	11,447,587

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2012 audited	Sep. 30, 2012 unaudited
Liabilities and Equity
Current liabilities:
Short-term debt	964,848	940,914
Current portion of long-term debt	911,395	934,743
Trade payables:
Notes	26,499	28,993
Accounts	942,444	763,023
Accrued expenses	489,110	490,516
Income taxes payable	24,099	28,517
Other current liabilities	221,364	212,197

Total current liabilities	3,579,759	3,398,903

Long-term debt, excluding current portion	2,235,001	2,137,288
Other liabilities	1,437,709	1,384,708

Total liabilities	7,252,469	6,920,899

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2012 and 1,811,428,430 shares on Sep. 30, 2012	86,067	86,067
Capital surplus	172,529	171,117
Legal reserves	47,184	47,457
Retained earnings	5,769,029	5,921,434
Accumulated other comprehensive income (loss), net	(1,646,078)	(1,804,147)
Treasury stock, at cost 9,128,871 shares on Mar. 31, 2012 and 9,129,505 shares on Sep. 30, 2012	(26,117)	(26,119)

Total Honda Motor Co., Ltd. shareholders’ equity	4,402,614	4,395,809

Noncontrolling interests	125,676	130,879

Total equity	4,528,290	4,526,688

Commitments and contingent liabilities

Total liabilities and equity	11,780,759	11,447,587

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the three months ended September 30, 2011 and 2012

	Yen (millions)
	Three months ended Sep. 30, 2011 unaudited	Three months ended Sep. 30, 2012 unaudited
Net sales and other operating revenue	1,885,892	2,271,286
Operating costs and expenses:
Cost of sales	1,405,811	1,702,835
Selling, general and administrative	299,897	327,472
Research and development	127,673	140,112

	1,833,381	2,170,419

Operating income	52,511	100,867

Other income (expenses):
Interest income	8,508	6,661
Interest expense	(2,520)	(3,115)
Other, net	18,056	1,847

	24,044	5,393

Income before income taxes and equity in income of affiliates	76,555	106,260

Income tax expense:
Current	35,772	37,915
Deferred	(6,128)	6,898

	29,644	44,813

Income before equity in income of affiliates	46,911	61,447
Equity in income of affiliates	15,562	27,497

Net income	62,473	88,944
Less: Net income attributable to noncontrolling interests	2,044	6,711

Net income attributable to Honda Motor Co., Ltd.	60,429	82,233

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	33.53	45.63

Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2011 and 2012

	Yen (millions)
	Three months ended Sep. 30, 2011 unaudited	Three months ended Sep. 30, 2012 unaudited
Net income	62,473	88,944
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(157,807)	(101,851)
Unrealized gains (losses) on available-for-sale securities, net	(8,616)	(2,420)
Unrealized gains (losses) on derivative instruments, net	87	210
Pension and other postretirement benefits	1,740	1,903

Other comprehensive income (loss), net of tax	(164,596)	(102,158)

Comprehensive income (loss)	(102,123)	(13,214)
Comprehensive income (loss) attributable to noncontrolling interests	3,083	(4,911)

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	(99,040)	(18,125)

Consolidated Statements of Income

For the six months ended September 30, 2011 and 2012

	Yen (millions)
	Six months ended Sep. 30, 2011 unaudited	Six months ended Sep. 30, 2012 unaudited
Net sales and other operating revenue	3,600,488	4,707,195
Operating costs and expenses:
Cost of sales	2,695,451	3,494,049
Selling, general and administrative	592,064	670,155
Research and development	237,883	266,111

	3,525,398	4,430,315

Operating income	75,090	276,880
Other income (expenses):
Interest income	16,344	14,360
Interest expense	(5,064)	(6,131)
Other, net	19,484	15,931

	30,764	24,160

Income before income taxes and equity in income of affiliates	105,854	301,040
Income tax expense:
Current	58,250	73,786
Deferred	(4,700)	48,860

	53,550	122,646

Income before equity in income of affiliates	52,304	178,394
Equity in income of affiliates	44,200	48,229

Net income	96,504	226,623
Less: Net income attributable to noncontrolling interests	4,278	12,667

Net income attributable to Honda Motor Co., Ltd.	92,226	213,956

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	51.17	118.71

Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2011 and 2012

	Yen (millions)
	Six months ended Sep. 30, 2011 unaudited	Six months ended Sep. 30, 2012 unaudited
Net income	96,504	226,623
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(194,397)	(152,299)
Unrealized gains (losses) on available-for-sale securities, net	(5,311)	(12,228)
Unrealized gains (losses) on derivative instruments, net	202	349
Pension and other postretirement benefits	3,446	4,266

Other comprehensive income (loss), net of tax	(196,060)	(159,912)

Comprehensive income (loss)	(99,556)	66,711
Comprehensive income (loss) attributable to noncontrolling interests	932	(10,824)

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	(98,624)	55,887

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Six months ended Sep. 30, 2011 unaudited	Six months ended Sep. 30, 2012 unaudited
Cash flows from operating activities:
Net income	96,504	226,623
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	152,677	142,150
Depreciation of property on operating leases	101,715	118,213
Deferred income taxes	(4,700)	48,860
Equity in income of affiliates	(44,200)	(48,229)
Dividends from affiliates	22,649	31,365
Provision for credit and lease residual losses on finance subsidiaries-receivables	3,900	2,664
Impairment loss on investments in securities	485	—
Impairment loss on property on operating leases	—	2,208
Gain on derivative instruments, net	(26,332)	(24,656)
Decrease (increase) in assets:
Trade accounts and notes receivable	146,466	(8,278)
Inventories	39,586	(91,728)
Other current assets	75,350	53,338
Other assets	(3,553)	(18,574)
Increase (decrease) in liabilities:
Trade accounts and notes payable	29,631	(120,313)
Accrued expenses	(18,304)	24,494
Income taxes payable	(8,833)	5,407
Other current liabilities	(32,784)	(387)
Other liabilities	(6,106)	1,290
Other, net	(30,512)	(34,640)

Net cash provided by operating activities	493,639	309,807

Cash flows from investing activities:
Increase in investments and advances	(10,813)	(10,928)
Decrease in investments and advances	7,135	9,572
Payments for purchases of held-to-maturity securities	(11,156)	(1,118)
Proceeds from redemptions of held-to-maturity securities	45,052	6,435
Capital expenditures	(148,098)	(282,332)
Proceeds from sales of property, plant and equipment	11,575	19,932
Proceeds from insurance recoveries for damaged property, plant and equipment	—	2,917
Acquisitions of finance subsidiaries-receivables	(942,009)	(992,380)
Collections of finance subsidiaries-receivables	905,972	908,938
Purchases of operating lease assets	(330,307)	(416,447)
Proceeds from sales of operating lease assets	194,073	204,356

Net cash used in investing activities	(278,576)	(551,055)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Six months ended Sep. 30, 2011 unaudited	Six months ended Sep. 30, 2012 unaudited
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(23,676)	19,166
Proceeds from long-term debt	373,379	592,080
Repayment of long-term debt	(405,943)	(520,564)
Dividends paid	(54,069)	(61,278)
Dividends paid to noncontrolling interests	(14,435)	(5,060)
Purchases of treasury stock, net	(4)	(2)
Other, net	—	(1,614)

Net cash provided by (used in) financing activities	(124,748)	22,728

Effect of exchange rate changes on cash and cash equivalents	(49,937)	(47,284)

Net change in cash and cash equivalents	40,378	(265,804)

Cash and cash equivalents at beginning of the year	1,279,024	1,247,113

Cash and cash equivalents at end of the period	1,319,402	981,309

[4] Assumptions for Going Concern

None

[5] Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[6] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product & other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & Other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

(A) For the three months ended September 30, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	357,333	1,333,051	126,498	69,010	1,885,892	—	1,885,892
Intersegment	—	4,094	2,665	3,123	9,882	(9,882)	—

Total	357,333	1,337,145	129,163	72,133	1,895,774	(9,882)	1,885,892

Segment income (loss)	38,934	(29,141)	42,832	(114)	52,511	—	52,511

For the three months ended September 30, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	309,714	1,766,213	130,400	64,959	2,271,286	—	2,271,286
Intersegment	—	3,582	2,770	2,330	8,682	(8,682)	—

Total	309,714	1,769,795	133,170	67,289	2,279,968	(8,682)	2,271,286

Segment income (loss)	25,400	37,137	38,277	53	100,867	—	100,867

(B) As of and for the six months ended September 30, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	687,697	2,509,964	262,321	140,506	3,600,488	—	3,600,488
Intersegment	—	6,009	5,471	5,565	17,045	(17,045)	—

Total	687,697	2,515,973	267,792	146,071	3,617,533	(17,045)	3,600,488

Segment income (loss)	83,867	(105,369)	96,446	146	75,090	—	75,090

Assets	1,013,316	4,422,585	5,169,282	299,983	10,905,166	8,093	10,913,259
Depreciation and amortization	19,912	127,257	102,469	4,754	254,392	—	254,392
Capital expenditures	24,828	111,314	332,068	4,169	472,379	—	472,379

As of and for the six months ended September 30, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	656,364	3,656,723	261,679	132,429	4,707,195	—	4,707,195
Intersegment	—	7,832	5,517	4,818	18,167	(18,167)	—

Total	656,364	3,664,555	267,196	137,247	4,725,362	(18,167)	4,707,195

Segment income (loss)	62,202	137,798	79,114	(2,234)	276,880	—	276,880

Assets	903,372	4,946,320	5,577,763	284,322	11,711,777	(264,190)	11,447,587
Depreciation and amortization	16,420	120,868	118,872	4,203	260,363	—	260,363
Capital expenditures	26,653	230,473	417,058	6,780	680,964	—	680,964

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 465,864 million as of September 30, 2011 and JPY 228,945 million as of September 30, 2012 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 101,715 million for the six months ended September 30, 2011 and JPY 118,213 million for the six months ended September 30, 2012, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 330,307 million for the six months ended September 30, 2011 and JPY 416,447 million for the six months ended September 30, 2012 respectively, of purchase of operating lease assets.

5.	The amounts of Net sales and other operating revenue Intersegment for the three months ended and six months ended September 30, 2011 have been corrected from the amounts previously disclosed.

6.	Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. Effective April 1, 2012, Honda changed to the straight line method of depreciation. As a result of the change in depreciation method, depreciation expense for three months ended September 30, 2012 decreased by approximately JPY 1,503 million in Motorcycle Business, JPY 9,566 million in Automobile Business, JPY 19 million in Financial Services Business and JPY 244 million in Power Product & Other Businesses, respectively. Depreciation expense for six months ended September 30, 2012 decreased by approximately JPY 2,700 million in Motorcycle Business, JPY 18,037 million in Automobile Business, JPY 36 million in Financial Services Business and JPY 698 million in Power Product & Other Businesses, respectively. It resulted in an increase of segment income. For further information, refer to “Other Information, 2. Changes in accounting policy, (b) Change in depreciation method”.

7.	For the three months ended September 30, 2012, impact of the floods in Thailand is included in Segment income (loss) of Automobile business, refer to “[7] Other, 3. Impact on the Company’s consolidated financial position or results of operations of the floods in Thailand”.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) For the three months ended September 30, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	415,310	746,735	128,642	354,136	241,069	1,885,892	—	1,885,892
Transfers between geographic areas	390,025	47,396	15,915	53,648	3,318	510,302	(510,302)	—

Total	805,335	794,131	144,557	407,784	244,387	2,396,194	(510,302)	1,885,892

Operating income (loss)	(35,305)	47,706	(4,033)	21,869	23,064	53,301	(790)	52,511

For the three months ended September 30, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	487,603	991,793	125,461	442,879	223,550	2,271,286	—	2,271,286
Transfers between geographic areas	437,483	62,969	19,110	96,582	6,122	622,266	(622,266)	—

Total	925,086	1,054,762	144,571	539,461	229,672	2,893,552	(622,266)	2,271,286

Operating income (loss)	30,047	26,749	(8,725)	36,404	10,542	95,017	5,850	100,867

(B) As of and for the six months ended September 30, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	753,908	1,438,584	265,242	675,893	466,861	3,600,488	—	3,600,488
Transfers between geographic areas	676,803	89,489	30,228	105,343	7,449	909,312	(909,312)	—

Total	1,430,711	1,528,073	295,470	781,236	474,310	4,509,800	(909,312)	3,600,488

Operating income (loss)	(81,203)	66,218	(10,133)	46,976	38,808	60,666	14,424	75,090

Assets	2,884,276	5,706,119	443,498	971,348	688,254	10,693,495	219,764	10,913,259
Long-lived assets	1,036,486	1,727,544	96,927	224,247	149,569	3,234,773	—	3,234,773

As of and for the six months ended September 30, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	999,565	2,147,345	247,479	873,541	439,265	4,707,195	—	4,707,195
Transfers between geographic areas	932,179	122,128	44,971	178,730	10,749	1,288,757	(1,288,757)	—

Total	1,931,744	2,269,473	292,450	1,052,271	450,014	5,995,952	(1,288,757)	4,707,195

Operating income (loss)	91,025	108,966	(16,359)	68,154	22,819	274,605	2,275	276,880

Assets	3,099,854	6,136,429	481,588	1,170,618	615,405	11,503,894	(56,307)	11,447,587
Long-lived assets	1,085,389	2,000,980	106,766	301,710	127,950	3,622,795	—	3,622,795

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 465,864 million as of September 30, 2011 and JPY 228,945 million as of September 30, 2012 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. Effective April 1, 2012, Honda changed to the straight line method of depreciation. As a result of the change in depreciation method, depreciation expense for three months ended September 30, 2012 decreased by approximately JPY 8,939 million in Japan, JPY 1,188 million in North America, JPY 538 million in Europe and JPY 667 million in Asia, respectively. Depreciation expense for six months ended September 30, 2012 decreased by approximately JPY 16,995 million in Japan, JPY 2,507 million in North America, JPY 795 million in Europe and JPY 1,174 million in Asia, respectively. It resulted in an increase of segment income. For further information, refer to “Other Information, 2. Changes in accounting policy, (b) Change in depreciation method”.

5.	For the three months ended September 30, 2012, impact of the floods in Thailand is included in Operating income (loss) of Asia, refer to “[7] Other, 3. Impact on the Company’s consolidated financial position or results of operations of the flood in Thailand”.

[7] Other

1. Revisions of the prior year’s Consolidated Statements of Cash Flow

Revisions have been made to adjust overstatements in both acquisitions of finance subsidiaries-receivables and collections of finance subsidiaries-receivables in the consolidated statements of cash flows, that amounted to JPY 93,124 million for the fiscal six months ended September 30, 2011.

The revisions have no impact on net cash used in investing activities.

2. Impairment loss on investments in affiliate

For the six months ended September 30, 2012, Honda recognized impairment loss of JPY 6,525 million, net of tax, on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income. For the three months ended September 30, 2012, Honda does not recognize impairment loss on investments in affiliates.

3. Impact on the Company’s consolidated financial position or results of operations of the floods in Thailand

In October 2011, Thailand suffered from severe floods that caused damage to inventories, and machinery and equipment of certain consolidated subsidiaries and affiliates of the Company. Accordingly, production activities in plant facilities at Honda and its affiliates had been temporarily affected by the floods for the year ended March 31, 2012.

Honda recognized insurance recoveries of JPY 6,271 million which is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the three months ended September 30, 2012. Honda recognizes insurance recoveries in excess of the incurred losses when settlements with insurance companies are reached.

[Translation]

October 29, 2012

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice Concerning Revision of Forecasts for

Consolidated and Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2013

Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2013 that were announced on April 27, 2012.

Particulars

Rivision of Forecasts for Consolidated Financial Results of the Fiscal Year Ending March 31, 2013

	(Millions of Yen, except Basic net income attributable to Honda Motor Co., Ltd. per common share)
	Net sales and other operating revenue	Operating income	Income before income taxes and equity in income of affiliates	Net income attributable to Honda Motor Co., Ltd.	Basic net income attributable to Honda Motor Co., Ltd. per common share (Yen)
Forecast previously announced on April 27, 2012 (A)	10,300,000	620,000	635,000	470,000	260.78
Forecast revised on October 29, 2012 (B)	9,800,000	520,000	540,000	375,000	208.07
Change (B-A)	-500,000	-100,000	-95,000	-95,000	—
Percentage change (%)	-4.9	-16.1	-15.0	-20.2	—
(Reference)
Results of the fiscal year ended March 31, 2012	7,948,095	231,364	257,403	211,482	117.34

Reason for Revision of Forecasts

Due mainly to decreased unit sales caused by factors such as changes in the business environment surrounding the Company, and unfavorable foreign currency effects, the Company has revised its forecasts for the consolidated financial results of the fiscal year ending March 31, 2013 which was announced on April 27, 2012.

Rivision of Forecasts for Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2013

	(Millions of Yen, except Net income per common share)
	Net sales	Operating income	Ordinary income	Net income	Net income per common share (Yen)
Forecast previously announced on April 27, 2012 (A)	3,320,000	50,000	190,000	140,000	77.68
Forecast revised on October 29, 2012 (B)	3,200,000	50,000	190,000	140,000	77.68
Change (B-A)	-120,000	0	0	0	—
Percentage change (%)	-3.6	0.0	0.0	0.0	—
(Reference)
Results of the fiscal year ended March 31, 2012	2,740,052	-136,757	40,388	46,280	25.68

Reason for Revision of Forecasts

Due mainly to changes of the business environment surrounding the Company and unfavorable foreign currency effects, the Company has revised its forecast for unconsolidated net sales of the fiscal year ending March 31, 2013 which was announced on April 27, 2012.

*	For more detail, please refer to the Company’s investor relations website (URL http://world.honda.com/investors/).

*	These forecasts for consolidated and uncosolidated financial results of the Company are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.